UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2020 and 2019	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2020*	12

SIGNATURES	14

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2014.
/s/ BDO USA, LLP
Pittsburgh, PA
June 28, 2021

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2020	2019
Investments
Investments at fair value (Notes 2 and 4)	$699,599,721	$625,962,379
Investment at contract value (Note 5)	124,735,576	120,624,716
Total investments	824,335,297	746,587,095
Receivables
Employer contributions	698,321	886,677
Promissory notes from participants (Note 6)	12,730,075	14,205,558
Total receivables	13,428,396	15,092,235
Net assets available for benefits	$837,763,693	$761,679,330
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2020	2019
Additions
Employee contributions	$33,239,281	$35,814,688
Employee rollovers (Note 1)	5,303,251	4,737,384
Employer contributions	5,061,157	12,319,253
Net appreciation in fair value of investments	73,873,057	116,150,105
Interest income on participant loans (Note 6)	736,451	804,338
Dividends and other income	35,536,932	8,634,704
Total additions	153,750,129	178,460,472

Deductions
Distributions to participants	77,301,729	82,639,551
Administrative expenses	364,037	780,136
Total deductions	77,665,766	83,419,687
Net increase	76,084,363	95,040,785

Net assets available for benefits
Beginning of year	761,679,330	666,638,545
End of year	$837,763,693	$761,679,330
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

General

The WESCO Distribution, Inc. Retirement Savings Plan, as amended and restated January 1, 2015 (the “Plan”), was established as of February 28, 1994 (the "date of inception"). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the "Plan Sponsor") and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Administrative and Investment Committee (the "Plan Administrator").

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan Sponsor's payroll system.
In December 2019, a novel coronavirus disease (“COVID-19”) was reported in China, and on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Plan Sponsor's business was adversely affected by the COVID-19 pandemic due to, among other things, reduced transportation, restrictions on travel, global supply chain disruptions, reduced customer demand, as well as temporary closures of facilities. In response to these adverse effects, employer matching contributions to the Plan were suspended between April 16, 2020 and September 30, 2020. All other features of the Plan were unchanged, including the ability to make pre-tax contributions, deferral of taxes on investment earnings, and continued vesting of previous employer contributions.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around distributions and loans in 2020 for eligible participants. The Plan adopted certain of the CARES Act's provisions, including: Coronavirus-related distributions up to $100,000; an increase to the maximum amount the Plan can permit as a loan to the lesser of $100,000 or 100% of a participant's vested account balance; up to a one year extension of the due date for loan repayments, and a temporary waiver of required minimum distributions. These provisions generally expired on or about December 31, 2020.
On June 22, 2020, WESCO International, Inc., a Delaware corporation (“WESCO”), completed its previously announced acquisition of Anixter International Inc., a Delaware corporation (“Anixter”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 2020 (the “Merger Agreement”), by and among Anixter, WESCO and Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WESCO (“Merger Sub”), Merger Sub was merged with and into Anixter (the “Merger”), with Anixter surviving the Merger and continuing as a wholly owned subsidiary of WESCO. On June 23, 2020, Anixter merged with and into Anixter Inc., with Anixter Inc. surviving to become a wholly owned subsidiary of WESCO. Anixter Inc. sponsors a defined contribution plan covering all of its non-union U.S. employees (the "Anixter Employee Savings Plan"). The Plan Sponsor anticipates that, at some point in 2021, the Anixter Employee Savings Plan will be merged with and into the Plan.
Trustee

On June 1, 2020, the trustee of the Plan transitioned from Wells Fargo to Fidelity Investments ("Fidelity"). As of the same date, all Plan assets and recordkeeping services were transferred from Wells Fargo to Fidelity. Beginning on May 21, 2020, there was a period of time (the "blackout period") when participants in the Plan were not able to perform certain transactions such as changing contribution rates or investment elections, or taking a loan or distribution. The blackout period ended on June 18, 2020, the effective date of the transition.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Amendments to the Plan

On February 21, 2019, the Plan Administrator executed the sixth amendment to the Plan (the "Sixth Amendment"), authorizing the eligibility of employees of Sylvania Lighting Services Corp., which the Company acquired on March 5, 2019, to participate in the Plan. The Sixth Amendment also changed the terms of the Plan's hardship distribution rules to align with the Bipartisan Budget Act of 2018, effective January 1, 2019.
On February 18, 2020, the Plan Administrator executed the seventh amendment to the Plan (the "Seventh Amendment"), allowing for continuous service of an employee who, immediately prior to the closing date of the Company's acquisition of ecoInsight, Inc. on October 22, 2019, was actively employed by ecoInsight, Inc. and who became an employee of the Plan Sponsor immediately following such date.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). During the period from June 1, 2020 to December 31, 2020, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $19,500. For 2019, and during the period from January 1, 2020 to June 1, 2020, participants could make both tax deferred and after-tax contributions up to the lesser of 50% of their eligible compensation or $19,000. Participant contributions are recorded when they are withheld from the participant's wages. The $19,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”).
Subject to limitation, the Company matches contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Also, the Plan Sponsor may make a discretionary contribution to the Plan, which is subject to the Company's Board of Directors' approval, provided the Company attains certain predetermined profit levels. The Plan Sponsor did not make a discretionary contribution for the years ended December 31, 2020 and 2019.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2020 and 2019, the Plan accepted employee rollover contributions of approximately $5,303,000 and $4,737,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%. There were no automatic deferral rate increases applied in 2020.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2020 and 2019, a participant's total catch-up contribution could not exceed $6,500 and $6,000, respectively. The catch-up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions made during plan years beginning on or after January 1, 2018 according to the following schedule:

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Less than one year of service	0%
One year of service	25%
Two years of service	50%
Three years of service	75%
Four or more years of service	100%

Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2020 and 2019 were approximately $2,724,000 and $1,261,000, respectively. As of December 31, 2020 and 2019, a balance of approximately $1,521,000 and $242,000, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative and Investment Committee, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

2.Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are noted below.
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting. Accounts of participants who have elected to withdraw from the Plan, but to whom disbursements of funds from the Plan have not been made, are included as a component of net assets available for benefits.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the respective measurement date. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value ("NAV") per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. Except as described in Note 4, there have been no changes in the methodologies used as of December 31, 2020 and 2019.

•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•The WESCO Stock Fund consists of shares of WESCO International, Inc. common stock ("WESCO common stock") and fractional shares resulting from normal trading activity that are invested in a short-term cash fund. WESCO common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

•Shares of registered investment companies (mutual funds) and money market funds are valued at the NAV of shares held by the Plan as of December 31, 2020 and 2019.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the WESCO Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and (b) the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Expenses

All administrative expenses were paid by the Plan during the years ended December 31, 2020 and 2019. Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from Plan assets as incurred.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
The Plan permits application of forfeited assets to pay Plan administrative expenses.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying and adding certain disclosures. The Plan adopted this ASU in 2020. The adoption of this guidance did not have a material impact on the Plan's financial statements and accompanying notes presented herein.

Other accounting pronouncements recently issued by the FASB or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and accompanying notes.

3.Tax Status

The Plan Sponsor has adopted a prototype plan of Fidelity. Fidelity obtained a letter dated March 31, 2014, in which the Internal Revenue Service stated its opinion that the form of the prototype plan of Fidelity is acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2017.

4.Investments

The Plan's investments measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2020
	Level 1	Level 2	Total

Shares of registered investment companies	$673,299,621	$—	$673,299,621
WESCO Stock Fund	7,752,375	—	7,752,375
Self-directed accounts	16,979,402	—	16,979,402
Money market funds	1,568,323	—	1,568,323
Investments at fair value	$699,599,721	$—	$699,599,721

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

	December 31, 2019
	Level 1	Level 2	Total

Shares of registered investment companies	$560,765,887	$—	$560,765,887
WESCO International Pooled Stock Fund(1)	—	7,064,339	7,064,339
Self-directed accounts	10,918,434	—	10,918,434
Total assets in the fair value hierarchy	571,684,321	7,064,339	578,748,660

Investments measured at NAV per share practical expedient(2)	—	—	47,213,719
Investments at fair value	$571,684,321	$7,064,339	$625,962,379
(1)    The WESCO International Pooled Stock Fund was an employer stock unitized fund consisting of WESCO common stock and a short-term cash component that provided liquidity for daily trading. WESCO common stock was valued at the quoted closing market price from a national securities exchange and the short-term cash investment was valued at cost, which approximated fair value. As of December 31, 2019, the WESCO International Pooled Stock Fund was classified as a Level 2 investment due to the pooling of WESCO common stock and the short-term cash component. In connection with the transition of the Plan's trustee and recordkeeper, as described in Note 1, investments in the WESCO International Pooled Stock Fund converted to the WESCO Stock Fund. This investment is valued primarily using the quoted closing market price from a national securities exchange of WESCO International, Inc's common stock and is therefore classified as Level 1 in the fair value hierarchy as of December 31, 2020.
(2)    The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is a common/collective trust fund, which is measured using the NAV per share practical expedient based on the underlying equity securities of companies that compose the Standard & Poor's 500 Index (the "Index"), and therefore was not classified in the fair value hierarchy as of December 31, 2019. The amount presented in the table above for this fund is provided to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits. In connection with the transition of the Plan's trustee and recordkeeper, as described in Note 1, investments in the Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund were transferred to the Fidelity 500 Index Fund. This investment is a component of shares of registered investment companies as of December 31, 2020, which are classified as Level 1 in the fair value hierarchy.

5.The Stable Value Fund

The Plan offers a Stable Value Fund investment option to participants. Prior to March 17, 2020, the Plan invested in the Prudential Stable Value Fund. Effective as of such date, the Prudential Stable Value Fund was removed from the Plan's investment options with any remaining balance being transferred to the Lincoln Stable Value Fund.
The Lincoln Stable Value Fund is a fixed annuity contract issued by an insurance company that provides a guarantee of principal and interest backed by a general account of the issuing company. The general account consists of all the assets of the insurance company, including fixed income, equities, real estate, cash and others.
The issuing insurance company is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants invested in the Stable Value Fund have a beneficial interest in the fixed annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
The Lincoln Stable Value Fund is deemed to qualify as a fully benefit-responsive investment contract; therefore, contract value is the relevant measurement attribute.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
6.Promissory Notes From Participants
The interest rate applied to participant loans is established each month by the Administrative and Investment Committee at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 9.25% as of December 31, 2020 and 2019. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $5,280,000 and $7,633,000 were made from the Plan and loan principal repayments of approximately $6,701,000 and $7,542,000 were received by the Plan during the years ended December 31, 2020 and 2019, respectively. Interest on promissory notes of approximately $736,000 and $804,000 was earned by the Plan for the years ended December 31, 2020 and 2019, respectively.

7.Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds and a money market fund, which are managed by Fidelity, the Plan's trustee. Therefore, transactions with these investments qualify as party-in-interest.
Prior to November 13, 2015, participants of the Plan could elect to invest in WESCO common stock within the WESCO Stock Fund (as described above in Note 4, WESCO common stock was previously held in the WESCO International Pooled Stock Fund). WESCO International, Inc. owns 100% of WESCO Distribution, Inc. Therefore, transactions with this investment qualify as party-in-interest. During the year ended December 31, 2020, there were no contributions or transfers into the WESCO Stock Fund, and there were disbursements of approximately $344,000. Disbursements from the WESCO International Pooled Stock Fund were approximately $431,000 and $992,000 for the years ended December 31, 2020 and 2019, respectively. There were no contributions or transfers into the WESCO International Pooled Stock Fund during those respective periods.

8.Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 28, 2021, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

On March 26, 2021, an ERISA class action complaint was filed in U.S. District Court for the Western District of Pennsylvania against WESCO Distribution, Inc., the Plan's Administrative and Investment Committee, and John and Jane Does 1-30 alleging breach of fiduciary duties to participants of the Plan regarding the administrative fees being paid under the Plan. The alleged class includes participants from March 26, 2015 forward. The complaint seeks injunctive relief and recovery of alleged damages. The Company denies the allegations and has placed its insurance carrier on notice of the complaint.

Effective April 2021, certain changes were made to the Plan's negative enrollment policy, including an increase to the maximum deferral rate from 6% to 10%, as well as a change to the date on which the deferral rate increases annually from September 1 to April 1.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2020
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
*	FIDELITY	Fidelity Government Money Market Fund		$1,568,323

	AMERICAN FUNDS	AMCAP Fund (Class R-5)		83,256,686
	AMERICAN FUNDS	American Balanced Fund (Class R-5)		149,743,821
	AMERICAN FUNDS	Retirement Income Portfolio - Conservative (Class R5)		1,211,482
	AMERICAN FUNDS	2015 Target Date Retirement Fund		3,274,533
	AMERICAN FUNDS	2020 Target Date Retirement Fund		9,277,770
	AMERICAN FUNDS	2025 Target Date Retirement Fund		25,763,992
	AMERICAN FUNDS	2030 Target Date Retirement Fund		24,581,600
	AMERICAN FUNDS	2035 Target Date Retirement Fund		20,564,465
	AMERICAN FUNDS	2040 Target Date Retirement Fund		16,778,124
	AMERICAN FUNDS	2045 Target Date Retirement Fund		11,621,755
	AMERICAN FUNDS	2050 Target Date Retirement Fund		9,310,096
	AMERICAN FUNDS	2055 Target Date Retirement Fund		8,854,633
	AMERICAN FUNDS	2060 Target Date Retirement Fund		2,135,369
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund		73,916,740
	BARON FUNDS	Baron Small Cap Fund Institutional Class		18,052,769
*	FIDELITY	Fidelity 500 Index Fund		55,562,096
*	FIDELITY	Fidelity International Index Fund		3,610,464
*	FIDELITY	Fidelity Real Estate Index Fund		532,457
	HARTFORD FUNDS	Hartford World Bond Fund Class R6		2,798,837
	JPMORGAN	JPMorgan Mid Cap Value Fund Class L		28,554,688
	LAZARD FUNDS	Lazard International Strategic Equity Institutional		32,291,678
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R3)		30,331,495
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund Class A		31,308,015
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund Institutional Class		3,001,166
	UNDISCOVERED MANAGERS	Undiscovered Managers Behavioral Value Fund Class R6		6,978,189
	T. ROWE PRICE	QM U.S. Small-Cap Growth Equity Fund		3,307,430
	VANGUARD	Mid-Cap Growth Index Fund Admiral		6,568,610
	VANGUARD	Mid-Cap Value Index Fund Admiral		2,164,167
	VANGUARD	Total International Bond Index Fund Admiral		991,342
	VANGUARD	Total Bond Market Index Fund Admiral		6,955,151
	Registered Investment Companies Total			673,299,621

*	WESCO INTERNATIONAL, INC.	WESCO Stock Fund		7,752,375

*	FIDELITY	Cash and Cash Equivalents		3,251,214
	Various	Common Stock		8,150,378
*	Various	Mutual Funds		5,577,810
	Self-Directed Accounts Total			16,979,402

	Stable Value Fund (Lincoln)	Fully Benefit-Responsive Investment Contract		124,735,576

*	Participant Loans	4.25% - 9.25% with maturity dates through 2028		12,730,075

**	Total Investments			$837,065,372

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2020 with the exception of the Stable Value Fund (Lincoln), which is stated at contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

By:	/s/ Matthew S. Kulasa	June 28, 2021
	Matthew S. Kulasa	(Date)
Senior Vice President, Corporate Controller and Chief Accounting Officer
(Member of the Plan's Administrative and Investment Committee)

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)